Filed Pursuant To Rule 433

Registration No. 333-275079

November 8, 2023

Michael Sonnenshein on Bloomberg Crypto 11-8-23 - Transcript

00:00:00 Kailey Leinz

Folks have been speaking here today and you've been spoken about today a few times, especially your Court victory against the SEC when it came to your attempt to convert GBTC into that spot ETF. Where do you stand now? What happens next? Do you have to refile? What has the SEC told you?

00:00:15 Michael Sonnenshein

Well, it's great to be here and it's great to be here at DC Fintech week and great that crypto is such a hot topic of conversation amongst everybody. It has been an unbelievable year at Grayscale and we first have to say thank you to our investors, our service providers, everybody that's been supporting us throughout the court process.

A couple months ago, a decision did come out of the DC Circuit that did vacate the SEC's denial of the GBTC uplisting to a spot Bitcoin ETF on the New York Stock Exchange. We really respected and continue to respect the court process. There was a period of time after that during which the SEC could have challenged that decision. They in fact did not. And so what you've seen now over the last few weeks is our team putting in the appropriate filings in front of the SEC including our S-3 filing that now really allows us to continue to have a constructive dialogue with the SEC, with all the required documents that would support us moving towards that uplisting on NYSE.

00:01:11 Kailey Leinz

Have they suggested that this dialogue may soon be coming to a close? What–what kind of timeline are we dealing with here?

00:01:16 Michael Sonnenshein

So timelines are are certainly not something that has been discussed. But what I can tell you is that the SEC is constructively engaging at the moment both with having our S-3 in front of the SEC, which has been really ,a really nice advantage for Grayscale in the sense that Grayscale Bitcoin trust, GBTC, has already been a well known seasoned issuer for several years now, which gives us the ability to file an S-3 as compared to some of the other issuers who have had to file S-1’s. They don't have a product yet, or investors or trading history and so we are continuing to have that dialogue with the SEC and we remain optimistic that we will, you know, get through any final hurdles that need to be there and our investors will finally get what they've been waiting for very patiently.

00:01:56 Kailey Leinz

So the way things are trending, it doesn't seem like Grayscale is going to have to, say, sue the SEC again.

00:02:00 Michael Sonnenshein

Well, I'd never say never. But what I can say is that every day we wake up, my team wakes up, we are always trying to do everything we can on behalf of investors. This is what they want and this is the primary focus for the team.

00:02:13 Kailey Leinz

I know you can't get into too much specific on the timeline, but just in terms of sequencing, do you have, are you concerned that by the time Grayscale will actually be able to convert GBTC into a spot ETF that there already will have been other spot ETF's approved? Do you think there's a real risk of that happening?

00:02:30 Michael Sonnenshein

I think I would actually frame my answer in a different way. I would start out by saying number one, Grayscale as a team is operationally ready today. We've been operationally ready to operate GBTC as an ETF, and we've certainly made that very well known to the SEC. We think it's fantastic that there are other issuers that are also trying to launch products. We've well been and long been prepared for a world in which there are multiple spot Bitcoin products in the same way that there are multiple Bitcoin futures products. That being said, you know, investors have been patient, so we can't have them waiting too-too long because, of course, GBTC continues to trade every day, investors are actively, you know, getting involved in Bitcoin further. Coming out of this crypto winter, you are seeing investor propensity to want to continue to allocate towards crypto and the protections of a Bitcoin ETF we think would be a really, really important milestone towards that.

00:03:22 Kailey Leinz

So it seems like you think there's really room for everyone here, at least, there's room for a lot of you when it comes to spot ETF's, but there can be a competitive aspect when it comes to fees. I know you're–you will have to drop below 2%, right? How are you thinking about that? Are you going to wait for other issuers to set a fee first before making up your mind on that? What are you thinking?

00:03:40 Michael Sonnenshein

Well, so, I've been on Bloomberg many times talking with a bunch of your colleagues, in fact about fees, because they do seem to be in focus. We will be reducing fees when GBTC uplists to the New York Stock Exchange. I've committed to that before. I'm happy to commit to that again today. What I do think will be interesting is how investors make the choices they do about the products that they're going to be engaging with for their Bitcoin exposure.

We at Grayscale certainly hold ourselves out to be a crypto specialist, a company that has had a near decade, or actually a little bit over a decade now, operational track record of success. We've developed the risk disclosures and the frameworks and operated inside the regulatory confines that we find ourselves in today, working collaboratively with the SEC and have really paved the way for not only our investors to get access to Bitcoin, but now for even other issuers to come to market making use of those very same disclosures and we do believe that there will be other products on market but really having that crypto specialty and being a crypto specialist, I do think is a differentiating factor. Not to mention GBTC is the largest Bitcoin fund in the world. It has nearly a million investors. It trades hundreds of millions of dollars daily, and that liquidity profile and that track record I certainly–is something that I think investors will be attracted to

00:04:56 Kailey Leinz

So they might be willing to pay a premium to another product is essentially what you’re saying?

00:04:58 Michael Sonnenshein

Perhaps. Perhaps.

00:05:02 Kailey Leinz

OK, interesting. You've mentioned before, as you say, you've come on Bloomberg many times, about everything that being able to convert to a spot ETF would open up. There's been so much hype built up already, though. I think prices have certainly run very far as Matt was just outlining. We've seen that discount closing for GBTC compared to the underlying assets. Is it all baked in already? I mean what happens the next day if it finally does happen?

00:05:26 Michael Sonnenshein

You know, I love this question because it's a really important point for me to emphasize to all GBTC holders today, or who may become GBTC holders. When GBTC uplists in the New York Stock Exchange, there's nothing that investors are going to need to do. One day, GBTC will be quoted on the OTCQX market and then on the day that we announced it's uplisting to NYSE, It'll still be in their brokerage account. It'll carry the same GBTC ticker and they'll be able to trade it like they did GBTC the day before. So in that sense, it may be uneventful, but what will be fantastic about that is that it will allow GBTC to be within the ETF wrapper, have the ability to have creations and redemptions, that embedded mechanism that can happen simultaneously, that keeps ETFs trading in line with their underlying assets and would eliminate premiums and discounts of the shares compared to the Bitcoin it holds.

00:06:17 Kailey Leinz

OK, so we're all still waiting for this conversion to happen. That aside, what else should we expect from Grayscale in the coming?

00:06:23 Michael Sonnenshein

Well, I think it's been a year for us to build. Every time we've gone through a crypto winter at Grayscale–this is our third crypto winter–we've used it as a time to really think about what else should we be piloting? What else should we be thinking about? So our team has not only finished building out the operational infrastructure of Grayscale–our own RIAA, our own broker-dealer, our own series trust–but have also begun to pilot other types of investment vehicles. We want to continue to innovate in terms of the exposure we're giving investors as well as the wrappers we’re giving to investors. So I don't want to give too much away yet, but we are continuing to innovate and work on some new things.

00:06:57 Kailey Leinz

Alright, when you have news to share with us, I hope you come back.

00:07:00 Michael Sonnenshein

I will.

00:07:02 Kailey Leinz

Michael Sonnenshein, CEO of Grayscale. Thank you so much for joining us here at DC Fintech week.

Grayscale Bitcoin Trust (GBTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by emailing info@grayscale.com or by contacting Grayscale Securities, LLC 290 Harbor Drive, Stamford, CT 06902.